Agibank Recognized as One of the World’s Top Fintechs in 'The World’s Top Fintech Companies' 2026 List

Global ranking by CNBC and Statista highlights companies redefining the future of the financial sector. Agibank appears for the fourth consecutive year among the world's most relevant fintechs

São Paulo, Brazil, July 27, 2026 – Agibank (NYSE: AGBK), a bank that combines the efficiency and scalability of a digital platform with the proximity of in-person service, is among the ten Brazilian companies included in The World’s Top Fintech Companies 2026 list, compiled by CNBC in partnership with the research firm Statista.

The ranking brings together the 500 most innovative fintechs with the greatest impact on the transformation of the global financial system. In this edition, only ten Brazilian companies were recognized.

This is Agibank’s fourth consecutive appearance on the list. Since 2023, when the survey covered 200 companies, the bank has been among the main Brazilian representatives in the Neobanking category, which brings together digital financial institutions that have expanded their operations beyond traditional digital bank and prepaid card issuer models.

This recognition comes during a period of strong evolution for the company. In 2026, Agibank debuted on the New York Stock Exchange (NYSE) and continues to increase investments in innovation and its hybrid service model, which combines a 100% digital platform with more than 1,115 physical hubs across the country, promoting access to financial services for audiences of different profiles and age groups.

"Being listed once again by CNBC as one of the world's top fintechs proves that we are on the right path. This recognition reflects the consistent evolution of our business model and reinforces our commitment to offering an increasingly innovative and accessible financial experience," says Glauber Correa, CEO of Agibank.

CNBC’s selection is based on an independent analysis conducted by Statista, which evaluates thousands of companies based on performance indicators such as transaction volume, revenue growth, customer base expansion, technological innovation, and market impact.

In this edition, the study analyzed approximately 3,500 fintechs and more than 25,000 data points. The 500 selected companies represent 55 countries. The United States accounts for approximately 42% of the listed companies, followed by the United Kingdom (13%) and India (5%).

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About Agi

Agi stands for a banking experience that welcomes and empowers all Brazilians through a business model that is unique in Brazil. Designed to serve a customer base that represents the majority of the Brazilian population, our model addresses needs that remain outside the priorities of traditional large banks and purely digital banks. We fill a gap in the market by serving, with quality and dignity, customers who are often overlooked.

Our hybrid model combines the best of both worlds: a fully digital bank that is light, fast, and easy to use, complemented by physical branches that offer a welcoming, agile, and accessible in-person experience for all Brazilians. We develop tailored solutions and provide a simple, inclusive customer journey for non-digital-native clients, creating a meaningful competitive advantage. This approach enables us to attract more customers, build long-lasting relationships, and strengthen our growth trajectory.

Press Contact

Email: agibank@fsb.com.br
Website: investors.agiinc.com